UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Forte Biosciences, Inc.
(Name of Subject Company)

Forte Biosciences, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34962G208
(CUSIP Number of Class of Securities)

Paul A. Wagner, Ph.D.
Chief Executive Officer
Forte Biosciences, Inc.
3060 Pegasus Park Drive, Building 6
Dallas, Texas 75247
(310) 618-6994

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert Ishii
Dan Koeppen
Remi Korenblit
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105
(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Forte Biosciences, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer by Avena Merger Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of the Company, at a price per Share of $77.00 per Share, net to the seller in cash, without interest, subject to any withholding tax (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated as of August 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on August 6, 2026, by Parent and Purchaser (as amended or supplemented from time to time).

Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 3 is being filed to disclose certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period” immediately before the section titled “Forward-Looking Statements” as follows:

“The Offer expired at one minute after 11:59 p.m., Eastern Time, on August 26, 2026 (the “Expiration Date”) and was not extended. Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 19,894,879 Shares were validly tendered and not validly withdrawn, representing, together with shares already owned by Parent and its affiliates, approximately 87.13% of the Shares outstanding as of the Expiration Date.

As of the Expiration Date, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Following the Expiration Date, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to the Offer in accordance with the terms of the Offer and the Merger Agreement.

Parent and Purchaser completed the acquisition of the Company on August 27, 2026 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation in the Merger and as a direct wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share (other than the Excluded Shares and Shares held by stockholders of record or held by beneficial owners who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) was converted into the right to receive $77.00 per Share in cash, without any interest thereon, subject to any withholding tax.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Forte Biosciences, Inc.

By:	/s/ Hemamalini (Malini) Moorthy
Name: Hemamalini (Malini) Moorthy Title: Vice President and Secretary

Dated: August 27, 2026